Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 12, 2020 (the “Annual Report”).

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”), our Report on Form 6-K filed on May 20, 2020 (the “First Quarter Report”) and elsewhere in this Report on Form 6-K. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	the impact of coronavirus on our operations;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	our ability to integrate new therapeutic candidates and new personnel;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for and ability to access sufficient additional financing;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

Risk Factors

Except as set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report and our First Quarter Report.

Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.

The novel coronavirus outbreak, or COVID-19, has affected segments of the global economy and may materially affect our operations, including potentially interrupting our supply chain, clinical trial and commercialization activities. COVID-19 originated in Wuhan, China, in December 2019 and was declared a pandemic by the World Health Organization in March 2020. The virus has since spread to multiple countries, including to the United States, Europe and Israel, where we currently have our therapeutic candidates manufactured and conduct our clinical trials. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. At present, we are experiencing some recruitment delays from the deepening and extended impact of COVID-19 on our GENESIS phase 3 study in stem-cell mobilization for our lead compound, motixafortide. However, we hope it will not significantly impact our clinical development plan for the compound, due to our decision to carry out an interim analysis on the study in the second half of this year. In addition, as previously reported, due to clinical operating issues associated with the COVID-19 pandemic, we expect a delay of approximately nine months in the phase 1/2a study we are currently conducting for AGI-134, our second lead compound. The uncertainty surrounding the severity and continued spread of the coronavirus may result in a period of prolonged business disruption. COVID-19 may continue to impact our future operations, including potential interruptions to supply chains, clinical trials, commercialization activities and regulatory reviews and approvals. COVID-19 may also affect our employees and employees and operations at suppliers that may result in delays or disruptions in supply. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our shares. Additionally, if the COVID-19 pandemic has a significant impact on our business and financial results for an extended period of time, our liquidity and cash resources could be negatively impacted. Capital and credit markets have been disrupted by the crisis and exchanges have experienced increased volatility. As a result, access to additional financing may be challenging and is largely dependent upon evolving market conditions and other factors. We have taken precautionary measures, including, for example, a Company-wide salary reduction related to the COVID-19 pandemic carried out in the second quarter of 2020, and may take additional measures, intended to minimize the risk of COVID-19 to our employees and operations. The extent of the impact of COVID-19 on our operational and financial performance, including our ability to execute our business strategies in the expected time frame or at all, will depend on future developments, such as the duration and spread of the COVID-19 pandemic and related restrictions and implications, all of which are uncertain and cannot be predicted.

Overview

General

We are a clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates − motixafortide (BL-8040), a novel peptide for the treatment of solid tumors, hematological malignancies and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

Main Therapeutic Candidates

The following is a description of our main programs:

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Motixafortide is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of solid tumors, acute myeloid leukemia, or AML, and stem-cell mobilization.

Solid tumors

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In January 2016, we entered into a collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of motixafortide in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in 37 patients with metastatic pancreatic adenocarcinoma, or PDAC. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Top-line results showed that the dual combination demonstrated encouraging disease control and overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor, while reducing the number of immune regulatory cells. In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA and chemotherapy. We initiated this arm of the trial in December 2018. In December 2019, we announced that preliminary data from the study indicated that the triple combination therapy showed a high level of disease control, including seven partial responders and 10 patients with stable disease out of 22 evaluable patients. In February 2020, we completed recruiting a total of 43 patients for the study. As of the date of this report, there are still patients receiving treatment, and overall results, which were previously expected mid-2020, are now expected in the second half of 2020, in order to allow survival data from the study to continue to mature.

➢
In August 2016, in the framework of an agreement with MD Anderson Cancer Center, or MD Anderson, we entered into an additional collaboration for the investigation of motixafortide in combination with KEYTRUDA in pancreatic cancer. The focus of this study, in addition to assessing clinical response, was the mechanism of action by which both drugs might synergize, as well as multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We supplied motixafortide for this Phase 2b study, which commenced in January 2017. Final results from this study (based on a cut-off in July 2019 from 20 enrolled patients out of which 15 were evaluable) showed that the dual combination demonstrated clinical activity and encouraging overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor.

AML

➢
During 2016, we completed and reported on a Phase 2a proof-of-concept trial for the treatment of relapsed or refractory acute myeloid leukemia, or r/r AML, which was conducted on 42 patients at six world-leading cancer research centers in the United States and at five premier sites in Israel. The study included both a dose-escalation and a dose-expansion phase. Results from the trial showed positive safety and response rate data for subjects treated with a combination of motixafortide and high-dose cytarabine (Ara-C), or HiDAC. At the annual meeting of the European Hematology Association, or EHA, in June 2018, we presented positive overall survival data from the long-term follow-up part of this study. We continue to monitor long-term survival data for patients in the study and, in parallel, are evaluating our next clinical development steps in this indication.

➢
We are currently investigating motixafortide as a consolidation treatment together with cytarabine (the current standard of care) for AML patients who have responded to standard induction treatment and are in complete remission and, in this regard, are conducting a Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group. The Phase 2b trial is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of motixafortide in addition to standard consolidation therapy in AML patients. Up to 194 patients were originally planned to be enrolled in the trial. We have agreed with our collaboration partners to conduct an interim analysis on 2/3 (N=128) of the 194 patients originally planned in the study, all of which have already completed treatment. We estimate the timing of such interim analysis to be in the second half of 2020. The study will be stopped in the event of futility or overwhelming superiority; otherwise, the Data Monitoring Committee, or DMC, of the study will make a recommendation regarding study continuation. If positive, these results, together with the meaningful proof-of-concept data announced in our previously conducted Phase 2a study in r/r AML, would provide strong rationale for continued development in this indication, and we plan to meet with regulators to discuss the optimal development path forward in the AML setting. If the study is not terminated due to futility or overwhelming superiority, as mentioned, the DMC will make a recommendation regarding study continuation, in which case the number of subjects will be increased by eight patients to N=202. The estimated completion date for the full study in this scenario will be in 2023 at the earliest.

Stem cell mobilization

➢
In March 2015, we reported successful top-line results from a Phase 1 safety and efficacy trial for the use of motixafortide as a novel stem cell mobilization treatment for allogeneic bone marrow transplantation at Hadassah Medical Center in Jerusalem.

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In March 2016, we initiated a Phase 2 trial for motixafortide in allogeneic stem cell transplantation, conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology. In May 2018, we announced positive top-line results of this study showing, among other things, that a single injection of motixafortide mobilized sufficient amounts of CD34+ cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of G-CSF, the current standard of care.

➢
In December 2017, we commenced a randomized, placebo-controlled Phase 3 registrational trial for motixafortide, known as the GENESIS trial, for the mobilization of hematopoietic stem cells, or HSCs, for autologous transplantation in patients with multiple myeloma. The trial began with a lead-in period for dose confirmation, which was to include 10-30 patients and then progress to the placebo-controlled main part, which is designed to include 177 patients in more than 25 centers. Following review of the positive results from treatment of the first 11 patients, the Data Monitoring Committee recommended that the lead-in part of the study should be stopped and that we should move immediately to the second part. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients.

As the trial has progressed, the continuing and deepening effect of the COVID-19 pandemic has had an effect on recruitment. On the other hand, we have seen a significantly lower drop-out rate than we had anticipated when calculating the original trial sample size. As a result of these factors, we made a decision to perform an interim analysis on the study. This analysis will be performed on approximately 65% of the original sample size. Recruitment for the interim analysis is almost complete, and the interim analysis is expected to be performed in the second half of 2020. In the event that the primary endpoint is reached in the interim analysis, we plan to announce the immediate cessation of recruitment (without the need for recruitment of the full planned sample size) and in order to maintain study blinding for all study endpoints, including those related to engraftment for a period of 100 days subsequent to transplantation, we expect to announce top-line results in the first half of 2021.

In the event that the primary endpoint is not reached in the interim analysis, we expect recruitment will continue until the originally planned sample size is met. Recent worsening of the COVID-19 outbreak, which is unfortunately expected to continue for the foreseeable future, has had, and is expected to continue to have, an effect on recruitment. Therefore, under this scenario, we expect top-line results will be announced in the second half of 2021.

Other matters

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In addition to the above, we are currently conducting, or planning to conduct, a number of investigator-initiated, open-label studies in a variety of indications, to support the interest of the scientific and medical communities in exploring additional uses for motixafortide. These studies serve to further elucidate the mechanism of action for motixafortide. The results of studies such as these are presented from time to time at relevant professional conferences.

➢
In September 2013, the FDA granted an Orphan Drug Designation to motixafortide as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to motixafortide as a treatment for stem cell mobilization. In January 2015, the FDA modified this Orphan Drug Designation for motixafortide for use either as a single agent or in combination with G-CSF. In February 2019, the FDA granted Orphan Drug Designation to motixafortide as a therapeutic for the treatment of pancreatic cancer. In January 2020, the European Medicines Agency, or EMA, granted Orphan Drug Designation to motixafortide for the treatment of pancreatic cancer.

•
AGI-134, a clinical therapeutic candidate in-licensed by Agalimmune, is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a hyper-acute, systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134, given both as monotherapy and in combination with an immune checkpoint inhibitor, in unresectable metastatic solid tumors. The multi-center, open-label study is currently being carried out in the UK, US and Israel. Initial safety results from the first part of the study were announced at the beginning of September 2019; at the end of the same month, the second part of the study was commenced. Due to clinical operating issues associated with the COVID-19 pandemic, about four months ago the clinical trial was temporarily suspended, which we continue to expect will lead to an approximate nine-month delay. Recently we have begun activities to restart study recruitment. As a result, initial proof-of-mechanism of action and efficacy results from the second part of the study are now expected in the second half of 2021.

•
Our commercialized, legacy therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of products for treatment of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo invested in improving the product and during 2019 launched an improved version of the product in several European countries. In March 2020, we agreed that Perrigo could relinquish its license rights for certain countries that had been included in its territory according to the original license agreement and was no longer obligated to develop, obtain regulatory approval for and commercialize products for a second OTC indication. In turn, in March 2020, we agreed with our licensor of the rights to BL-5010, Innovative Pharmaceutical Concepts (IPC) Inc., or IPC, to return to IPC those license rights no longer outlicensed to Perrigo as a result of the agreement described in the preceding sentence, in consideration of the payment to BioLineRx of royalties or fees on sublicense receipts.

Funding

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the Israel Innovation Authority, or IIA, payments received under out-licensing arrangements, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone and royalty payments that we may receive from our existing out-licensing agreement, potential future upfront, milestone or royalty payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of June 30, 2020, we held $27.3 million of cash, cash equivalents and short-term bank deposits.

Recent Company Developments

Motixafortide as therapy for COVID-19-induced inflammatory lung disorders, including acute respiratory distress syndrome (ARDS)

Over the last few months, we have been evaluating motixafortide as a potential therapy for COVID-19-induced inflammatory lung disorders, including ARDS. In this regard, substantial data is emerging regarding the involvement of neutrophils and macrophages in the development of COVID-19 lung symptoms, including severe complications such as ARDS; as well as the key involvement of CXCR4 as the primary mediator of those cells in the inflamed alveolar tissue of the lung. We believe that motixafortide will succeed in modulating neutrophils and macrophages via CXCR4 inhibition, thus reducing their retention in the lungs, potentially resulting in improved morbidity and mortality. We are continuing to evaluate the optimal pathway to obtain initial clinical data in the shortest time possible.

Recent financings

In May 2020, we sold to certain institutional investors an aggregate of 5,142,859 ADSs in a registered direct offering at $1.75 per ADS, resulting in gross proceeds of approximately $9,000,000. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 5,142,859 ADSs in a private placement. The warrants are immediately exercisable and will expire two and one-half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. We paid an aggregate of $630,000 in placement agent fees plus certain expenses and issued unregistered placement agent warrants to purchase up to an aggregate of 257,143 ADS on substantially the same terms as the warrants except they have an exercise price of $2.1875 per ADS.

In June 2020, we sold to certain institutional investors an aggregate of 2,510,286 ADSs in a registered direct offering at $1.75 per ADS, resulting in gross proceeds of approximately $4,400,000. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 2,510,286 ADSs in a private placement. The warrants are immediately exercisable and will expire two and one-half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. We paid an aggregate of $308,000 in placement agent fees plus certain expenses and issued unregistered placement agent warrants to purchase up to an aggregate of 125,514 ADS on substantially the same terms as the warrants except they have an exercise price of $2.1875 per ADS.

Revenues

Our revenues to date have been generated primarily from milestone payments under previously existing out-licensing agreements.

We expect our revenues, if any, for the next several years to be derived primarily from future payments under our current out-licensing agreement with Perrigo and other potential collaboration arrangements, including future royalties on product sales.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status		Expected Near Term Milestones
motixafortide	1.	Phase 2a study for relapsed or refractory AML completed	1.	Follow-up for overall survival is ongoing; evaluation and decision regarding next clinical development steps

	2.	Phase 2b study in AML consolidation treatment line (BLAST) ongoing	2.	Interim analysis in second half of 2020

	3.	Phase 2a in pancreatic cancer under Merck collaboration (COMBAT/KEYNOTE-202) ongoing; preliminary results from triple combination arm announced in December 2019; recruitment completed in February 2020	3.	Overall results, including progression-free survival and overall survival, expected in second half of 2020

	4.	Phase 3 registration study in autologous stem cell mobilization commenced (GENESIS), ongoing	4.	Interim analysis from randomized, placebo-controlled main part of study expected in second half of 2020

AGI-134	Phase 1/2a study, ongoing		Initial proof-of-mechanism efficacy results of part 2 of study expected in second half of 2021

We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our therapeutic candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each therapeutic candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary signiﬁcantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the cost of drug substance/product manufacturing, storage and shipment;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to remain our most significant cost as we continue the advancement of our clinical trials and preclinical product development projects and place significant emphasis on in-licensing new therapeutic candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our therapeutic candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, ﬁnance, legal, investor relations, information technology and human resources. Other signiﬁcant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in July 2017, February 2019, May 2020 and June 2020, as well as from debt financing we received in October 2018. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the placements related to the warrants, as well as the capital gain from realization of our investment in iPharma, a joint venture our holdings in which we sold in April 2018. Sales-based royalties and other revenue from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy and the amounts are not material.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash, cash equivalents and short-term bank deposits; interest on loans, bank fees and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Significant Accounting Policies and Estimates

We describe our signiﬁcant accounting policies more fully in Note 2 to our consolidated ﬁnancial statements for the year ended December 31, 2019.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with IFRS as endorsed by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments. We base our estimates on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations

Revenues

We did not record any revenues during each of the three-month and six-month periods ended June 30, 2020 and 2019.

Cost of revenues

We did not record any cost of revenues during each of the three-month and six-month periods ended June 30, 2020 and 2019.

Operating Results Comparison between Periods

Revenues and cost of revenues

See discussion under “Results of Operations - Overview” above.

Research and development expenses

	Three months ended June 30,			Six months ended June 30,
	2019	2020	Increase (decrease)	2019	2020	Increase (decrease)
	(in thousands of U.S. dollars)
Research and development expenses, net	5,302	4,640	(662)	9,694	10,062	368

Comparison of three-month periods ending June 30, 2020 and 2019

Research and development expenses for the three months ended June 30, 2020 were $4.6 million, a decrease of $0.7 million, or 12.5%, compared to $5.3 million for the three months ended June 30, 2019. The decrease resulted primarily from lower expenses associated with the AGI-134 study, as well as a decrease in payroll and related expenses due to a Company-wide salary reduction related to the COVID-19 pandemic carried out in the second quarter of 2020.

Comparison of six-month periods ending June 30, 2020 and 2019

Research and development expenses for the six months ended June 30, 2020 were $10.1 million, an increase of $0.4 million, or 3.8%, compared to $9.7 million for the six months ended June 30, 2019. The increase resulted primarily from higher expenses associated with the motixafortide COMBAT and GENESIS clinical trials, offset by a decrease in expenses associated with the AGI-134 study.

Sales and marketing expenses

	Three months ended June 30,			Six months ended June 30,
	2019	2020	Increase (decrease)	2019	2020	Increase (decrease)
	(in thousands of U.S. dollars)
Sales and marketing expenses	226	182	(44)	482	357	(125)

Comparison of three-month periods ending June 30, 2020 and 2019

Sales and marketing expenses for the three months ended June 30, 2020 were $0.2 million, similar to the comparable period in 2019.

Comparison of six-month periods ending June 30, 2020 and 2019

Sales and marketing expenses for the six months ended June 30, 2020 were $0.4 million, a decrease of $0.1 million, or 25.9%, compared to $0.5 million for the six months ended June 30, 2019. The decrease resulted primarily from a decrease in payroll and related expenses related to a decrease in share-based compensation from the 2019 period.

  General and administrative expenses

	Three months ended June 30,			Six months ended June 30,
	2019	2020	Increase (decrease)	2019	2020	Increase (decrease)
	(in thousands of U.S. dollars)
General and administrative expenses	949	744	(205)	1,879	1,987	108

Comparison of three-month periods ending June 30, 2020 and 2019

General and administrative expenses for the three months ended June 30, 2020 were $0.7 million, a decrease of $0.2 million, or 21.6%, compared to $0.9 million for the three months ended June 30, 2019. The decrease resulted primarily from a decrease in payroll and related expenses due to a Company-wide salary reduction related to the COVID-19 pandemic carried out in the second quarter of 2020, as well as a decrease in professional fees.

Comparison of six-month periods ending June 30, 2020 and 2019

General and administrative expenses for the six months ended June 30, 2020 were $2.0 million, an increase of $0.1 million, or 5.7%, compared to $1.9 million for the six months ended June 30, 2019. The increase resulted primarily from an increase in share-based compensation.

Non-operating income (expenses), net

	Three months ended June 30,			Six months ended June 30,
	2019	2020	Increase (decrease)	2019	2020	Increase (decrease)
	(in thousands of U.S. dollars)
Non-operating income (expenses), net	1,261	(843)	(2,104)	921	(374)	(1,295)

Comparison of three-month and six-month periods ending June 30, 2020 and 2019

Non-operating income (expenses) for the three and six months ended June 30, 2020 and for the three and six months ended June 30, 2019 primarily relate to fair-value adjustments of warrant liabilities on our balance sheet, offset by warrant offering expenses.

Financial income (expenses), net

	Three months ended June 30,			Six months ended June 30,
	2019	2020	Increase (decrease)	2019	2020	Increase (decrease)
	(in thousands of U.S. dollars)
Financial income	171	35	(136)	381	175	(206)
Financial expenses	(440)	(396)	44	(887)	(810)	77
Net financial income (expenses)	(269)	(361)	(92)	(506)	(635)	(129)

Comparison of three-month periods ending June 30, 2020 and 2019

We recognized net financial expenses of $0.4 million for the three months ended June 30, 2020 compared to net financial expenses of $0.3 million for the three months ended June 30, 2019. Net financial expenses for both periods primarily relate to interest paid on loans, offset by investment income earned on our bank deposits.

Comparison of six-month periods ending June 30, 2020 and 2019

We recognized net financial expenses of $0.6 million for the six months ended June 30, 2020 compared to net financial expenses of $0.5 million for the six months ended June 30, 2019. Net financial expenses for both periods primarily relate to interest paid on loans, offset by investment income earned on our bank deposits.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, funding from the IIA, and payments received under our strategic licensing arrangements. At June 30, 2020, we held $27.3 million in cash, cash equivalents and short-term bank deposits. We have invested substantially all our available cash funds in short-term bank deposits.

Pursuant to our ATM facility with BTIG, LLC, or BTIG, during the six months ended June 30, 2020, we sold 676,750 ADSs under the program, resulting in net proceeds to BioLine of approximately $1.4 million (net of $44,000 in commissions paid to BTIG). In April 2020, we filed a prospectus supplement reducing the available balance under the facility to approximately $8.5 million. In May 2020, in connection with our registered direct offering, we terminated the prospectus supplement and, accordingly, no sales may be made under the facility at the present time.

Net cash used in operating activities was $12.3 million for the six months ended June 30, 2020, compared with net cash used in operating activities of $11.1 million for the six months ended June 30, 2019. The $1.2 million increase in net cash used in operating activities during the six-month period in 2020 was primarily the result of changes in operating asset and liability items in the two periods, i.e., an increase in prepaid expenses and other receivables in 2020 versus a decrease in 2019, as well as a larger decrease in accounts payable and accruals in 2020 versus 2019.

Net cash provided by investing activities was $0.6 million for the six months ended June 30, 2020, compared to net cash used in investing activities of $3.1 million for the six months ended June 30, 2019. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits.

Net cash provided by financing activities was $12.0 million for the six months ended June 30, 2020, compared to net cash provided by financing activities of $15.7 million for the six months ended June 30, 2019. The cash flows in 2020 primarily reflect the May and June financings, the net proceeds from the ATM facility and the repayments of the loan from Kreos Capital. The cash flows in 2019 primarily reflect the underwritten public offering of our ADSs in February 2019, as well as net proceeds from the ATM facility.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements until the end of 2021, we will require signiﬁcant additional ﬁnancing in the future to fund our operations. The extent and timing of our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the impact of COVID-19 on our operations;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of ﬁling, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	interest and principal payments on the loan from Kreos Capital;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates;

•	market conditions; and

•	payments to the IIA.

Until we can generate signiﬁcant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity ﬁnancings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.

Share and per-share information in ADSs

On July 15, 2019, we implemented a change in the ratio of our ADSs to ordinary shares, from one ADS representing one ordinary share to a new ratio of one ADS representing 15 ordinary shares. Accordingly, presented below, for the convenience of the reader, is share and per-share information in ADSs, on the basis of the new ADS ratio.

	Three months ended June 30,		Six months ended June 30,
	2019	2020	2019	2020
	(in U.S. dollars)
Loss per ADS – basic and diluted	(0.57)	(0.46)	(1.25)	(1.01)

	December 31, 2019	June 30, 2020
	(in number of ADSs)
Authorized share capital	33,333,333	33,333,333

Issued and paid-up capital	11,417,968	19,767,236